Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated June 1, 2016

Registration Statement No. 333-211196

NantHealth, Inc.

Update and Supplement to

Preliminary Prospectus Dated June 1, 2016

This free writing prospectus relates to the initial public offering of common stock of NantHealth, Inc. (formerly known as Nant Health, LLC) (“NantHealth”) and should be read together with the preliminary prospectus, dated May 24, 2016 (the “Preliminary Prospectus”), that was included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-211196) relating to this offering of its common stock. The Preliminary Prospectus may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/1566469/000119312516599773/d46244ds1a.htm

This free writing prospectus supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus primarily to reflect the actual pricing information for this offering, the occurrence of the LLC conversion and reverse stock split, updated indications of interest from certain of our existing investors to purchase shares of our common stock in this offering, the conversion of a promissory note held by an entity affiliated with our Chairman and Chief Executive Officer, Dr. Patrick Soon-Shiong, into shares of our common stock in connection with this offering, and certain related changes. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, together with this free writing prospectus, before deciding to invest in these securities. References to “NantHealth,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus.

The Offering

Issuer	NantHealth, Inc.

Common stock offered by us	6,500,000 shares

Initial public offering price per share	$14.00

Common stock to be outstanding after this offering.	120,732,690 shares

Underwriters’ option to purchase additional shares.	We have granted the underwriters an option, exercisable for 30 days after the date of this issuer free writing prospectus, to purchase up to an additional 975,000 shares of common stock from us.

Controlled company	After this offering, Dr. Patrick Soon-Shiong, our Chairman and Chief Executive Officer, and entities affiliated with him, will control approximately 58.1% of the combined voting power of our outstanding common stock based on (i) the conversion of $40.0 million in aggregate principal amount of a note plus accrued interest thereon owed to NantOmics, LLC, or NantOmics, into 2,899,297 shares of our common stock on June 1, 2016 at the initial public offering price of $14.00 per share, (ii) the purchase of approximately $5.0 million of shares in this offering by entities affiliated with Dr. Patrick Soon-Shiong, (iii) no purchase of shares of common stock from an existing stockholder pursuant to the Put Agreement, and (iv) no exercise of the underwriters’ option to purchase additional shares, each as described elsewhere in the prospectus. As a result, we will be a “controlled company” under the NASDAQ corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards. See “Management—Controlled Company Exemption.”

Use of proceeds	We estimate that the net proceeds to us from the sale of 6,500,000 shares of common stock in this offering will be approximately $83.3 million, after deducting the underwriting discounts and estimated offering expenses payable by us (not including $3.9 million in offering expenses that have already been paid). If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds would be $96.3 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (not including $3.9 million in offering expenses that have already been paid).

Certain of our existing investors, including entities affiliated with Dr. Patrick Soon-Shiong, our Chairman and Chief Executive Officer, and Celgene Corporation, have indicated an interest in purchasing an aggregate of approximately $43.0 million (or 3,071,429 shares) of our common stock in this offering at the initial public offering price of $14.00 per share. The entities affiliated with Dr. Patrick Soon-Shiong have indicated an interest in purchasing approximately $5.0 million of the offering shares (or 357,143 shares).

The 120,732,690 shares of our common stock to be outstanding after this offering is based on 114,232,690 shares of our common stock outstanding as of March 31, 2016 after giving effect to the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC Conversion,” which was effected on June 1, 2016, the conversion of $40.0 million in aggregate principal amount of a note plus accrued and unpaid interest thereon owed to NantOmics, or the NantOmics Note, into 2,899,297 shares of our common stock on June 1, 2016 at the initial public offering price of $14.00 per share, and the expected issuance of 957,202 shares of common stock issuable to holders of vested phantom units in connection with the completion of this offering under our Phantom Unit Plan, and excludes:

■	any shares of common stock we may issue in the future upon vesting of the 4,617,846 outstanding phantom units, which will remain subject to vesting following the completion of this offering; and

■	6,000,000 shares of common stock reserved for future issuance under our 2016 Equity Incentive Plan, or the 2016 Plan, which will become effective in connection with the completion of this offering.

Unless otherwise noted, the information in the prospectus and this issuer free writing prospectus reflects and assumes the following:

■	the consummation of the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC Conversion,” which was effected on June 1, 2016;

■	the expected issuance of 957,202 shares of common stock issuable to holders of vested phantom units in connection with the completion of this offering under our Phantom Unit Plan that were outstanding as of March 31, 2016;

■	a 1-for-5 1⁄2 reverse stock split of our common stock, which was effected on June 1, 2016;

■	the conversion of $40.0 million in aggregate principal amount plus accrued and unpaid interest on the NantOmics Note into 2,899,297 shares of our common stock on June 1, 2016 at the initial public offering price of $14.00 per share;

■	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws in connection with the completion of this offering; and

■	no exercise by the underwriters of their option to purchase up to an additional 975,000 shares of our common stock in this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and marketable securities and capitalization as of March 31, 2016:

■	on an actual basis; and

■	on a pro forma as adjusted basis, giving effect to (i) the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC Conversion,” which was effected on June 1, 2016; (ii) a 1-for-5 1⁄2 reverse stock split of our common stock, which was effected on June 1, 2016; (iii) the conversion of $40.0 million in aggregate principal amount plus accrued and unpaid interest on the NantOmics Note into 2,899,297 shares of our common stock on June 1, 2016 at the initial public offering price of $14.00 per share; and (iv) the issuance and sale of 6,500,000 shares of our common stock in this offering at the initial public offering price of $14.00 per share and the application of the proceeds from this offering as described in “Use of Proceeds.”

You should read this table together with “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in the prospectus.

	AS OF MARCH 31, 2016
(in thousands, except unit, share and per share data)	ACTUAL	PRO FORMA AS ADJUSTED
Cash and cash equivalents and marketable securities	$24,630	$99,570

Related party promissory notes	152,666	112,666

Redeemable Series F units—no par value per unit, 53,580,996 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma as adjusted	168,667	—
Redeemable Common Stock—$0.0001 par value, no shares issued and outstanding, actual; 10,714,285 issued and outstanding, pro forma as adjusted(1)	—	168,667

Stockholders’ equity:
Series H units—no par value per unit, 15,513,726 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma as adjusted	52,500	—
Series G units—no par value per unit, 59,099,908 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma as adjusted	200,000	—
Series E units—no par value per unit, 35,720,664 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma as adjusted	100,000	—
Series D units—no par value per unit, 3,572,066 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma as adjusted	10,000	—
Series B units—no par value per unit, 19,109,603 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma as adjusted	50,000	—
Series A units—no par value per unit, 420,255,676 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma as adjusted	112,652	—
Series C units—no par value per unit, 3,470,254 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma as adjusted	1,524	—
Common stock, $0.0001 par value, 750,000,000 shares authorized, no shares issued and outstanding, actual; 110,018,405 shares issued and outstanding, pro forma as adjusted	—	11
Preferred Stock, $0.0001 par value, 20,000,000 shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding, pro forma as adjusted	—	—
Additional paid-in capital	—	647,462
Accumulated deficit	(324,316)	(324,316)
Accumulated other comprehensive income	216	216

Total stockholders’ equity	202,576	323,373

Total capitalization	$523,909	$604,706

(1) Represents shares of our common stock owned by KHealth that may be redeemable by us based on the Put Agreement. We have presented these shares as mezzanine equity in our consolidated balance sheet. In the event KIO exercises its put option, NantWorks is obligated to purchase the shares owned by KHealth, and NantWorks, LLC would own all of these shares of common stock.

The number of shares of our common stock shown as issued and outstanding on a pro forma as adjusted basis in the table above is based on the number of shares outstanding as of March 31, 2016 after giving effect to the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC Conversion,” which was effected on June 1, 2016, the conversion of $40.0 million in aggregate principal amount plus accrued and unpaid interest on the NantOmics Note into 2,899,297 shares of our common stock on June 1, 2016 at the initial public offering price of $14.00 per share, and the expected issuance of 957,202 shares of common stock issuable to holders of vested phantom units in connection with the completion of this offering under our Phantom Unit Plan, and excludes:

■	any shares of common stock we may issue in the future upon vesting of the 4,617,846 outstanding phantom units, which will remain subject to vesting following the completion of this offering; and

■	6,000,000 shares of common stock reserved for future issuance under our 2016 Plan, which will become effective in connection with the completion of this offering.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our historical net tangible book value as of March 31, 2016 was approximately $105.8 million. Our historical net tangible book value is the amount of our total tangible assets less our liabilities. As of March 31, 2016, we had $265.4 million of intangible assets. Historical net tangible book value per share is our historical net tangible book value divided by the number of shares of common stock outstanding as of March 31, 2016. Our pro forma as adjusted net tangible book value as of March 31, 2016 was $226.6 million, or $1.88 per share, based on the total number of shares of our common stock outstanding as of March 31, 2016, after giving effect to (i) the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC Conversion,” which was effected on June 1, 2016; (ii) a 1-for-5 1⁄2 reverse stock split of our common stock, which was effected on June 1, 2016; (iii) the conversion of $40.0 million in aggregate principal amount plus accrued and unpaid interest on the NantOmics Note into 2,899,297 shares of our common stock on June 1, 2016 at the initial public offering price of $14.00 per share; and (iv) the sale of 6,500,000 shares of common stock in this offering at the initial public offering price of $14.00 per share and the application of the proceeds from this offering as described in “Use of Proceeds.” This represents an immediate increase in pro forma as adjusted net tangible book value of $0.92 per share to existing stockholders and an immediate dilution of $12.12 per share to new investors.

The following table illustrates this dilution:

Initial public offering price per share		$14.00
Historical net tangible book value per share as of March 31, 2016	$0.96
Increase in pro forma net tangible book value per share attributable to new investors in this offering	0.92

Pro forma as adjusted net tangible book value per share immediately after this offering		1.88

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$12.12

The following table presents on a pro forma as adjusted basis as of March 31, 2016, after giving effect to the LLC Conversion, with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and the price per share paid or to be paid to us at the initial public offering price of $14.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the issuance of 2,899,297 shares of our common stock issued upon conversion of the NantOmics Note and 957,202 shares of common stock to holders of vested phantom units in connection with the completion of this offering.

	SHARES PURCHASED		TOTAL CONSIDERATION		WEIGHTED- AVERAGE PRICE PER SHARE
	NUMBER	PERCENT	AMOUNT	PERCENT
Existing stockholders	114,232,690	94.6%	$1,044,166,486	92.0%	$9.09
New investors	6,500,000	5.4	91,000,000	8.0	$14.00

Total	120,732,690	100%	$1,135,166,486	100%

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares and no participation by any of our officers, directors or employees. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 93.9% and our new investors would own 6.1% of the total number of shares of our common stock outstanding after this offering. In addition, certain of our existing investors, including entities affiliated with Dr. Patrick Soon-Shiong, our Chairman and Chief Executive Officer, and Celgene Corporation, have indicated an interest to in purchasing approximately $43.0 million (or 3,071,429 shares) of our common stock at the initial public offering price of $14.00 per share. Entities affiliated with Dr. Patrick Soon-Shiong have indicated an interest in purchasing approximately $5.0 million of the offering shares (or 357,143 shares).

The number of shares of common stock after this offering in the tables above is based on the number of shares outstanding as of March 31, 2016, after giving effect to (i) the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC Conversion,” which was effected on June 1, 2016, (ii) a 1-for-5 1⁄2 reverse stock split of our common stock, which was effected on June 1, 2016, (iii) the conversion of $40.0 million in aggregate principal amount plus accrued and unpaid interest on the NantOmics Note into 2,899,297 shares of our common stock on June 1, 2016 at the initial public offering price of $14.00 per share and (iv) the expected issuance of 957,202 shares of common stock issuable to holders of vested phantom units in connection with the completion of this offering under our Phantom Unit Plan, and excludes:

■	any shares of common stock we may issue in the future upon vesting of the 4,617,846 outstanding phantom units, which will remain subject to vesting following the completion of this offering; and

■	6,000,000 shares of common stock reserved for future issuance under our 2016 Plan, which will become effective in connection with the completion of this offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as to shares of common stock beneficially owned as of May 18, 2016, after giving effect to (i) the LLC Conversion, which was effected on June 1, 2016, (ii) a 1-for-5 1⁄2 reverse stock split of our common stock, which was effected on June 1, 2016, (iii) the conversion of $40.0 million in aggregate principal amount plus accrued and unpaid interest on the NantOmics Note into 2,899,297 shares of our common stock on June 1, 2016 at the initial public offering price of $14.00 per share and (iv) no purchase of shares of common stock from existing stockholders pursuant to the Put Agreement as described elsewhere in the prospectus, and as adjusted to reflect the sale of common stock in this offering, for:

■	each director and director nominee;

■	each named executive officer;

■	each person owning of record or known by us, based on information provided to us by the persons named below, to own beneficially at least 5% of our common stock; and

■	all directors, director nominees and executive officers as a group.

The percentage ownership information after the offering shown in the table assumes the issuance of 6,500,000 shares of common stock in this offering (and no exercise of the underwriters’ option to purchase additional shares) and the expected issuance of 957,202 shares of common stock to holders of vested phantom units in connection with the completion of this offering, and excludes the purchase of an aggregate of approximately $43.0 million (or 3,071,429 shares) of our common stock in this offering, for which we have received indications of interest from certain of our existing stockholders, including entities affiliated with Dr. Patrick Soon-Shiong, our Chairman and Chief Executive Officer, and Celgene Corporation.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o NantHealth, Inc., 9920 Jefferson Blvd., Culver City, California 90230.

	BENEFICIAL OWNERSHIP PRIOR TO THE OFFERING		BENEFICIAL OWNERSHIP AFTER THE OFFERING
NAME OF BENEFICIAL OWNER	SHARES	PERCENTAGE	SHARES	PERCENTAGE
5% Stockholders:
NantWorks, LLC (1)(6)	69,756,268	61.6%	69,756,268	57.8%
NHealth Holdings, Inc. (2)	7,142,857	6.3%	7,142,857	5.9%
KHealth Holdings, Inc. (3)(6)	10,714,285	9.5%	10,714,285	8.9%
Allscripts Healthcare Solutions, Inc. (4)	14,285,714	12.6%	14,285,714	11.8%
Directors, Director Nominees and Named Executive Officers:
Patrick Soon-Shiong, M.D., FRCS (C), FACS (5)(6)	69,756,268	61.6%	69,756,268	57.8%
Paul Holt(7)	—	*	43,635	*
Michael S. Sitrick	—	*	—	*
Kirk K. Calhoun	—	*	—	*
Mark Burnett	—	*	—	*
Edward Miller	—	*	—	*
Michael Blaszyk	—	*	—	*
Robert E. Watson(7)	—	*	68,194	*
All directors and executive officers as a group (8 persons)	69,756,268	61.6%	69,868,097	57.9%

*	Represents beneficial ownership of less than one percent of our outstanding shares of common stock.
(1)	Includes (i) 66,856,971 shares of our common stock held by NantWorks, LLC; and (ii) 2,899,297 shares of our common stock issuable upon the conversion of $40.0 million in aggregate principal amount plus accrued and unpaid interest on the NantOmics Note on June 1, 2016 at the initial public offering price of $14.00 per share. NantWorks, LLC is the largest stockholder in NantOmics, LLC, holding approximately 84% of the outstanding equity and approximately 99% of the outstanding voting equity. Our Chairman and Chief Executive Officer, Dr. Patrick Soon-Shiong, is the controlling member of NantWorks, LLC with voting and dispositive power over the shares of our common stock that are owned by NantWorks, LLC. The address of NantWorks, LLC is 9920 Jefferson Boulevard, Culver City, California 90230. Our Chairman and Chief Executive Officer, Dr. Patrick Soon-Shiong, indirectly owns all of the equity interests in NantWorks, LLC.
(2)	The address of NHealth Holdings, Inc. is 1209 Orange Street, Wilmington, Delaware 19801. The sole shareholder of NHealth Holdings, Inc. is the Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait.
(3)	The address of KHealth Holdings, Inc. is 1209 Orange Street, Wilmington, Delaware 19801. The sole shareholder of KHealth Holdings, Inc. is the Kuwait Investment Office, being the London Office of the Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait.
(4)	The address of Allscripts Healthcare Solutions, Inc. is 222 Merchandise Mart, Suite 2024, Chicago, Illinois 60654.
(5)	Consists of the shares held by NantWorks, LLC disclosed in footnote (1) above. Our Chairman and Chief Executive Officer, Dr. Patrick Soon-Shiong, indirectly owns all of the equity interests in NantWorks, LLC.
(6)	If the put option described elsewhere in the prospectus is timely exercised, NantWorks, LLC will own all of the shares of our common stock owned by KHealth Holdings, Inc., resulting in NantWorks, LLC owning a total of 80,470,553 shares of our common stock, and the percentage of common stock beneficially owned by Dr. Patrick Soon-Shiong after this offering would increase to approximately 66.7%. If both we and NantWorks default on the requirement to purchase the shares of KHealth upon the exercise of the put option described elsewhere in the prospectus, then, pursuant to the terms of the Pledge Agreement, all of NantWorks’ beneficial ownership of our securities would be transferred to KIO. In such event, we would experience a change in control as KIO would own more than a majority of our outstanding shares of common stock. In May 2016, we signed an agreement with NantWorks, under which NantWorks agreed to purchase the shares subject to the put option on our behalf at the same purchase price as set forth in the Put Agreement and the Pledge Agreement, in the event KIO timely exercises such put option. See “Risk Factors—Risks Related to this Offering and Our Common Stock—Our Chairman and Chief Executive Officer, and entities affiliated with him, collectively own and will own after this offering a significant majority of our common stock and will exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.”
(7)	The beneficial ownership after the offering reflects the issuance of common stock to holders of phantom units that are vested and will receive shares of common stock in connection with the closing of this offering.

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NantHealth has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that NantHealth has filed with the SEC for more complete information about NantHealth and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Jefferies LLC, Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 547-6340 or by email at Prospectus_Department@Jefferies.com; or Cowen and Company, LLC, c/o Broadridge Financial Services, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (631) 274-2806 or by fax at (631) 254-7140.